--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY
    The name of the subject company is Circon Corporation, a Delaware corporation (the "Company" or "Circon"), and the address of the principal executive offices of the Company is 6500 Hollister Avenue, Santa Barbara, California 93117. The title and the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER
    This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 5, 1997 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by United States Surgical Corporation, a Delaware Corporation ("USS") and USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of USS, relating to an offer by Purchaser to purchase all outstanding Shares at a price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"). According to the Schedule 14D-1, the principal executive offices of each of USS and the Purchaser are located at 150 Glover Avenue, Norwalk, Connecticut 06856.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

    (b) Except as described herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, USS or their respective executive officers, directors or affiliates.

    As a result of the Company's concern about the disruptive effects on the Company's employees of the tender offer commenced by USS and the Purchaser in August 1996 (the "Original Offer"), the Company retained the independent consulting firm of William M. Mercer, Incorporated ("Mercer") to advise the Board of Directors of the Company (the "Board") and to evaluate the possibility of implementing an employee retention program. Pursuant to a recommendation from the Board's Compensation Committee, the Board authorized the Company to implement three separate plans (collectively, the "Plans") to assist the Company in retaining skilled employees, including plans for executives, the Company's sales force, and managers, professionals and key contributors. The purpose of the Plans is to retain certain key employees of the Company during times of uncertainty, and to keep such persons focused on their jobs and the business of the Company during such times so that the Company can continue to execute its strategic plan. Mercer assisted and advised the Board and its Compensation Committee in formulating the terms of each Plan. Each Plan is summarized below. Each of the summaries is qualified in its entirety by reference to the full text of each of the Plans; a copy of each of the Management Retention Plan, the Sales Force Retention Plan and the Managers, Professionals and Key Contributors Retention Plan, is filed as Exhibit 1, 2, and 3, respectively, to this statement, and is incorporated by reference herein.

MANAGEMENT RETENTION PLAN

    The Management Retention Plan (the "Management Plan") provides retention and severance benefits for designated executive officers, vice presidents and senior managers of the Company. There are three components to the Management Plan: (i) retention/severance payments, (ii) post-employment coverage under the Company's group health and life insurance plans, and (iii) pro-rated annual target bonus payments.

    RETENTION/SEVERANCE PAYMENTS

    The total potential retention/severance payment is based on a multiple of annual target bonus and/or annual base salary, with the level of payment related to the participant's job level. The multiplier ranges from 75% of annual base salary up to 250% of annual base salary and annual target bonus.

    The retention payment component is equal to either one-third of the total cash payment (for executive officers) or one-sixth of the total cash payment (for vice-presidents and senior managers). It will be paid ninety days following a change of control of the Company if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause or is constructively terminated following a change of control but prior to ninety days following a change of control.

    The severance payment component is equal to either two-thirds of the total cash payment (for executive officers) or five-sixths of the total cash payment (for vice-presidents and senior managers). It will be paid only if the participant is involuntarily terminated without cause or is constructively terminated within twenty-four months (for executive officers and vice-presidents) or twelve months (for senior managers) following a change of control.

    POST-EMPLOYMENT BENEFITS

    In the event of an involuntary termination without cause or constructive termination within twelve or twenty-four months following a change of control, the participant (and, if covered prior to the change of control, his or her dependents) receives continued group health, dental and life insurance coverage. The Company is required to pay the same percentage of the related insurance premiums as were paid prior to the change of control. The Company continues to make these premium payments for a period ranging from nine months to two and one-half years (depending on the participant's job level), or, if earlier, until the participant becomes covered under comparable benefit plans of another employer.

    PRORATED ANNUAL TARGET INCENTIVE BONUS

    Under the Management Plan, executive officers and vice-presidents (but not senior managers) are eligible to be paid their prorated annual target bonus for the year in which the change of control occurs. This payment is in lieu of any bonus otherwise payable under the annual incentive plan. The proration is made by multiplying the annual target bonus by a fraction, the numerator of which is the number of days in the Company's fiscal year that have elapsed prior to the change of control and the denominator of which is three hundred and sixty-five. The pro-rated bonus is paid to those executive officers and vice-presidents who remain employed until the last day of the fiscal year in which the change of control occurs or who are involuntarily terminated without cause or are constructively terminated prior to the end of the fiscal year, but following a change of control.

    GOLDEN PARACHUTE EXCISE TAX AND NON-DEDUCTIBILITY

    In general, benefits and payments under the Management Plan are subject to reduction, if, in the opinion of the Company's independent accountants, the golden parachute excise tax and non-deductibility provisions of the Internal Revenue Code would otherwise be triggered. In such event, a participant's benefits will be reduced to the largest amount that would not trigger the golden parachute excise tax and non-deductibility provisions. In the case of the Company's chief executive officer, benefits under the Management Plan are only reduced to avoid triggering the golden parachute excise tax and non-deductibility provisions if so doing would maximize the after-tax economic benefit to the chief executive officer, as determined by the Company's independent accountants.

SALES FORCE RETENTION PLAN

    The Sales Force Retention Plan (the "Sales Force Plan") provides retention and severance benefits for all territory managers and sales video specialists who are not on Company probation at the time of a change of control. It provides for a maximum payment of twice the compensation earned in the last two full calendar months preceding the change of control. Compensation is defined for this purpose as travel allowance, bonus and commissions.

    The retention payment component is equal to the compensation earned in the last two full calendar months preceding the change of control. It will be paid ninety days following a change of control if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause following a change of control but prior to ninety days following such change of control.

    The severance payment component is also equal to the compensation earned in the last two full calendar months preceding the change of control. It will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control.

MANAGERS, PROFESSIONALS AND KEY CONTRIBUTORS RETENTION PLAN

    The Managers, Professionals and Key Contributors Retention Plan (the "Managers Plan") provides retention and severance benefits for managers, professionals and key contributors. It provides for a potential cash payment of a minimum of three months' base salary up to a maximum of one year's base salary. Between these minimum and maximum limits, the Managers Plan provides for two weeks' base salary for each full year of employment with the Company (or with an entity acquired by the Company) up to and including the date of a change of control.

    The retention payment component is equal to one-third of the total potential cash payment. It will be paid ninety days following a change of control if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause following a change of control but prior to ninety days following a change of control.

    The severance payment component is equal to two-thirds of the total potential cash payment. It will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control.

INDEMNITY AND LIMITATION OF LIABILITY

    Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

    In accordance with Delaware Law, Article Ninth of the Certificate of Incorporation of the Company, as amended, eliminates the personal liability of a directors of the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. A copy of Article Ninth is filed as Exhibit 4 to this statement and is incorporated by reference herein. Subject to certain limitations, Article V of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of Article V is filed as Exhibit 5 to this statement and is incorporated herein by reference. In addition, the Company has entered into indemnification agreements with its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the Company's Certificate of Incorporation. A copy of the form of such indemnification agreement is filed as Exhibit 6 to this statement and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) The Board has determined that the best means for providing value to its stockholders is for the Company to continue to pursue its strategic plan and not to be put up for sale at this time. The Board has unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders. In particular, the Board has determined that the Company's strategic plan offers the potential for greater long-term benefits for the Company's stockholders than the Offer based on, among other things, greater opportunities for business expansion, revenue and earnings growth, as well as benefits resulting from the Company's recently adopted expense reduction plan.

    ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 7 and 8 hereto, respectively, and are incorporated herein by reference.

    (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

        (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered the following:

    - The Company's reputation as a provider of quality products and services and its position in its industry as a technological leader and innovator.

    - The market share of the Company in the urology and gynecology markets and new products planned for introduction in the future.

    - The expected growth rates of the markets for urological and gynecological products and the product position of the Company in such markets.

    - The Company's long-term sales plan, including the effects of products under development and enhancements to current products.

    - The expected effects of the Company's recently implemented expense reduction plan.

    -  The risks inherent in achieving the Company's business plan.

        (ii) The Company's prospects for future growth and profitability, based on the Company's strategic plan and expense reduction plan, the various strategic initiatives which have been implemented and investments that have been made over the past several years, including the acquisition of Cabot Medical Corporation, and other opportunities that will be available in the future, the availability in the future of certain new products and enhancements to current products in various stages of development, and current conditions in the businesses in which the Company operates.

        (iii) The opinion of Bear, Stearns & Co. Inc. ("Bear Stearns") to the effect that the consideration offered pursuant to the Offer is inadequate, from a financial point of view, to the stockholders of the Company (excluding USS and its affiliates). The full text of the written opinion of Bear Stearns, dated August 15, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit 9 and is incorporated herein by reference. Holders of the Common Stock are urged to read the opinion carefully in its entirety. The opinion of Bear Stearns is directed to Circon's Board of Directors, relates only to the adequacy of the consideration offered pursuant to the Offer from a financial point of view and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer. The summary of the opinion of Bear Stearns set forth in this
    Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

        (iv) The Board's commitment to protecting the best interests of the Company's stockholders.

        (v) The disruptive effect of the Offer on the Company's employees, suppliers and customers.

        (vi) The numerous conditions to which the Offer is subject.

    The Offer is conditioned upon, among other things, the acquisition of Shares pursuant to the Offer and the proposed merger following the Offer having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or the Purchaser being satisfied in its sole discretion that
Section 203 is otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the proposed merger. In light of the Board's decision discussed above, the Board has determined to take no action which would render Section 203 so inapplicable.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    (a) Pursuant to a letter agreement dated August 8, 1996 (the "Letter Agreement"), the Company engaged Bear Stearns to perform certain financial and advisory services in connection with the Original Offer and the Offer. For such services the Company agreed to pay Bear Stearns a retainer fee of $175,000 as well as a fee of $300,000 for its opinion requested by the Company, and an additional fee of $300,000 for any additional opinion with respect to a transaction that is approved by the Board (the $175,000 and both of the $300,000 fees are credited against the fees described below). If during the term of the Letter Agreement the Company sells all or substantially all of its assets to, or an aggregate of 50% or more of the outstanding Common Stock is acquired by, any person or group of persons in one or a series of transactions, then the Company is obligated to pay Bear Stearns an amount equal to 1.0% of the Equity Consideration (as defined below) paid to the Company's stockholders. In addition, upon the occurrence, within one year following the date of termination of the Letter Agreement, of any event described in the foregoing sentence or the execution of an agreement with respect to such an event, if the event or agreement is with a third party who has made an Acquisition Proposal (as defined below) or who has been furnished non-public information by the Company or Bear Stearns, then the Company is obligated to pay Bear Stearns the fee described in the foregoing sentence.

    If the Company consummates a restructuring or recapitalization, then it shall pay Bear Stearns an additional fee of $1,500,000. If there is no Acquisition Proposal by August 8, 1998 (the "Termination Date"), the Company is obligated to pay Bear Stearns $1,500,000. Notwithstanding the foregoing, the Company may elect to pay Bear Stearns $1,500,000 regardless of whether there is an Acquisition Proposal at any time prior to the Termination Date, in which event the Letter Agreement will terminate. The fee described in this paragraph is payable only once and will be deducted from any payments made pursuant to the fourth sentence of this Item 5(a).

    "Equity Consideration" means the consideration per share of Common Stock paid to the Company's stockholders multiplied by the number of shares of Common Stock outstanding on a fully diluted basis. Equity Consideration will be determined as if any acquisition described above were of 100% of the outstanding shares of Common Stock on a fully diluted basis; provided, however, in the event that the acquisition involves the sale of all or substantially all of the assets of the Company, then the Equity Consideration will equal the sum of (i) the total amount received by the Company upon consummation of the sale; and (ii) the total amount of the Company's indebtedness assumed by or otherwise transferred to the purchaser.

    "Acquisition Proposal" means (i) any tender or exchange offer which if consummated would result in any person beneficially owning 50% or more of the Company's securities ("Tender Offer"), or (ii) any publicly proposed or publicly disclosed proposal or offer relating to (A) any direct or indirect acquisition or purchase of 50% or more of either the Company's securities or the assets of the Company, (B) any Tender Offer or (C) any merger, consolidation or business combination involving the Company or (iii) any "solicitation" of "proxies" (as such terms are defined in Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) with respect to the voting of, or granting of a consent with respect to, any capital stock of the Company.

    Pursuant to the Letter Agreement, the Company agreed to indemnify Bear Stearns against all liability resulting from the performance of Bear Stearns' duties under such agreement, except for liability resulting from the gross negligence or willful misconduct of Bear Stearns. The Company has also agreed to reimburse Bear Stearns periodically for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their attorneys arising in connection with any matter referred to in the Letter Agreement.

    The Letter Agreement may be terminated at any time by either party thereto, in which event Bear Stearns will be entitled to any compensation earned by it up to the date of the termination or completion, including the reimbursement of all reasonable expenses incurred by Bear Stearns.

    (b) The Company has retained The Abernathy/MacGregor Group Inc. as a public relations advisor in connection with the Offer and has retained Corporate Investor Communications, Inc. to assist the Company in connection with communications with stockholders and to provide other services in connection with the Offer. The Company will pay The Abernathy/MacGregor Group Inc. and Corporate Investor Communications, Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

    Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  PRESENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the Company's knowledge, no transaction in the Shares has been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the Company's knowledge, none of the Company's executive officers, directors, affiliates and subsidiaries presently intends to tender Shares which are held of record or beneficially owned by them pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY
    No negotiation is presently underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    Notwithstanding the foregoing, the Board may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph. The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

    Other than as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED
    Not Applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Management Retention Plan
Exhibit 2   Sales Force Retention Plan
Exhibit 3   Managers, Professionals and Key Contributors Retention Plan
Exhibit 4   Article Ninth of Certificate of Incorporation, as amended
Exhibit 5   Article V of the Bylaws
Exhibit 6   Form of Indemnification Agreement
Exhibit 7*  Letter to Stockholders regarding Board's Recommendation
Exhibit 8   Press Release Announcing Board's Recommendation
Exhibit 9   Opinion of Bear, Stearns & Co. Inc.

------------------------

    *   Included in copy mailed to stockholders

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1997                         CIRCON CORPORATION

                                               By:  /s/ Richard A. Auhll
                                               -------------------------------------------
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER